Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-132237

PROSPECTUS SUPPLEMENT NO. 24

DATED SEPTEMBER 6, 2007

(To Prospectus Dated June 23, 2006)

ACCENTIA BIOPHARMACEUTICALS, INC.

4,605,016 Shares of Common Stock

This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 23, 2006, of Accentia Biopharmaceuticals, Inc. (the “Company”) as supplemented by Supplement No. 23 thereto dated August 24, 2007, Supplement No. 22 thereto dated August 15, 2007, Supplement No. 21 thereto dated June 29, 2007, Supplement No. 20 thereto dated June 14, 2007, Supplement No. 19 thereto dated May 15, 2007, Supplement No. 18 thereto dated April 19, 2007, Supplement No. 17 thereto dated March 28, 2007, Supplement No. 16 thereto dated March 2, 2007, Supplement No. 15 thereto dated February 14, 2007*, Supplement No. 14 thereto dated January 29, 2007, Supplement No. 13 thereto dated January 19, 2007, Supplement No. 12 thereto dated December 29, 2006, Supplement No. 11 thereto dated December 14, 2006, Supplement No. 10 thereto dated November 15, 2006, Supplement No. 9 thereto dated November 6, 2006, Supplement No. 8 thereto dated November 3, 2006, Supplement No. 7 thereto dated October 20, 2006, Supplement No. 6 thereto dated October 2, 2006, Supplement No. 5 thereto dated September 26, 2006, Supplement No. 4 thereto dated September 12, 2006, Supplement No. 3 thereto dated August 29, 2006, Supplement No. 2 thereto dated August 24, 2006 and Supplement No. 1 thereto dated July 19, 2006. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23 thereto. The Prospectus relates to the public sale, from time to time, of up to 4,605,016 shares of our common stock by the selling shareholders identified in the Prospectus.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement or Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23.

This prospectus supplement includes the attached Form 8-K dated September 5, 2007 as filed by us with the Securities and Exchange Commission.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 23, 2006, as previously supplemented) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 6, 2007.

*The prospectus supplement dated February 14, 2007 was misnumbered and should have been prospectus supplement no. 15.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 29, 2007

ACCENTIA BIOPHARMACEUTICALS, INC.

(Exact name of Registrant as Specified in its Charter)

Florida	000-51383	04-3639490
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (813) 864-2554

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2-(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ACCENTIA BIOPHARMACEUTICALS, INC.

FORM 8-K

Item 1.01.	Entry Into a Material Definitive Agreement.

On August 29, 2007, Accentia Biopharmaceuticals, Inc. (the “Company”) entered into an amendment to its credit facility with Laurus Master Fund, Ltd. (“Laurus”). The purpose of the amendment was to expand the Company’s borrowing availability in excess of that previously available to the Company. The terms of the amendment are set forth in an amendment dated August 29, 2007, among Laurus, the Company, and certain subsidiaries of the Company (the “Amendment”). The Amendment is attached as Exhibit 10.1 to this Current Report on Form 8-K.

The Company’s credit facility with Laurus consists of two components: a term loan in the principal amount of approximately $5.8 million as of the date of this Form 8-K and a revolving loan in the maximum principal amount up to $5.0 million. In general, under the revolving loan, the Company has the right to borrow up to the sum of 90% of all of the eligible accounts receivable and 50% of eligible inventory and other assets (“Eligible Borrowing Base”). The Company has a right to request pursuant to the terms of the credit facility that Laurus lend amounts in excess of the maximum borrowing availability that would otherwise apply under the revolving loan. The Amendment increases through October 21, 2007, the Company’s borrowing availability under the revolving loan to an amount equal to the Eligible Borrowing Base plus $4.4 million.

As required by the Amendment, approximately $1.8 million of the newly advanced funds were used to pay interest and principal payments under the credit facility with Laurus. The remaining new funds from the Overadvance after transaction expenses will be used for general corporate purposes.

The other material terms and conditions of the Amendment are as follows:

•	Any portion of the Overadvance still outstanding will be due and payable on October 21, 2007

•	The Overadvance will bear interest at the prime rate plus two percent (2.0%) per annum.

•	In consideration of the Overadvance and as provided in the Overadvance Agreement, the Company paid to Laurus a $75,000 servicing payment.

On September 5, 2007, the Company entered into an Amendment to the Conversion Agreement dated February 28, 2007 (the “Amendment to the Conversion Agreement”) between the Company and certain holders of the 8% Convertible Debentures dated September 29, 2006 (the “Holders). The Amendment to the Conversion Agreement extends the time during which the Holders are required to convert a portion of those Debentures through and including November 30, 2007. The Amendment to the Conversion Agreement further provides that the Company’s obligation to pay interest on these unconverted Debentures shall be waived through November 30, 2007.

2

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registration.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 3.02.	Unregistered Sales of Equity Securities.

The information included in Item 1.01 of this Form 8-K is hereby incorporated by reference into this Item 3.02.

Item 9.01.	Financial Statements and Exhibits.

See the Exhibit Index set forth below for a list of exhibits included with this Form 8-K.

3

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Samuel S. Duffey
Samuel S. Duffey
General Counsel

Date: September 5, 2007

4

EXHIBIT INDEX

Exhibit Number	Description
10.1	Overadvance Side Letter between Accentia Biopharmaceuticals, Inc. (the “Company”) and Laurus Master Fund, Ltd. dated August 29, 2007.

10.2	Form of the Amendment to Conversion Agreement between the Company and Midsummer Investment, Ltd.

5

Exhibit 10.1

August 29, 2007

Accentia Biopharmaceuticals, Inc.

The Analytica Group, Inc.

TEAMM Pharmaceuticals, Inc.

324 South Hyde Park Ave., Suite 350

Tampa, Florida 33606

Attention: Chief Financial Officer

Re:	Overadvance Side Letter

Reference is hereby made to that certain Amended and Restated Security Agreement dated as of April 29, 2005, and amended and restated as of February 13, 2006, by and among Accentia Biopharmaceuticals, Inc., a Florida corporation (“Parent”), The Analytica Group, Inc., a Florida corporation (“Analytica”), TEAMM Pharmaceuticals, Inc., a Florida corporation by way of joinder dated as of July 13, 2006 (“Teamm” and, together with Analytica and Parent, the “Companies” and, each a “Company”) and Laurus Master Fund, Ltd. (“Laurus”) (as amended, modified and/or supplemented from time to time, the “Security Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed them in the Security Agreement.

Reference is made to the letter agreement, dated as of July 13, 2006 (the “Second Overadvance Date”), by and between the Companies and Laurus (the “Second Overadvance Waiver”), pursuant to the terms of which Laurus agreed to make loans to the Companies in excess of the Formula Amount from the Second Overadvance Date through January 1, 2007 (the “Second Overadvance”). As of the date hereof, $400,000 of the Second Overadvance still remains outstanding. Laurus hereby agrees that the outstanding balance of the Second Overadvance shall be deemed to be part of the Third Overadvance (as defined herein) and shall be governed by the terms of this letter agreement.

Subject to satisfaction of the Third Overadvance Conditions (as defined below), Laurus is hereby notifying the Companies of its decision to again exercise the discretion granted to it pursuant to Section 2(a)(ii) of the Security Agreement to make Loans to the Companies during the Period (as defined below) in excess of the Formula Amount (the “Third Overadvances”, which shall be deemed to include the outstanding principal balance of the Second Overadvance). Subject to satisfaction of the Third Overadvance Conditions, the aggregate principal amount of the Third Overadvances shall at no time hereafter exceed $4,400,000 (the “Maximum Third Overadvance Limit”).

In connection with making the Third Overadvances, during and in respect of the period commencing on the date hereof through and including October 21, 2007 (or earlier to the extent that the Third Overadvances are earlier permanently repaid in full per the terms of the proviso set forth at the end of this sentence) (the “Period”), Laurus hereby waives compliance with Section

3 of the Security Agreement, but solely as such provision relates to the immediate repayment requirement for Third Overadvances. Laurus further agrees that solely for such Period (but not thereafter), (i) the incurrence and existence of the Third Overadvances in itself shall not trigger an Event of Default under Section 19(a) of the Security Agreement and (ii) notwithstanding anything to the contrary set forth in Section 5(b)(ii) of the Security Agreement, during the Period, the rate of interest applicable to such Third Overadvances shall be the “prime rate” published in The Wall Street Journal from time to time (the “Prime Rate”), plus two percent (2%) (collectively, the “Third Overadvance Rate”). Interest shall be (i) calculated on the basis of a 360 day year, and (ii) payable monthly, in arrears, commencing on October 1, 2007 on the first business day of each consecutive calendar month thereafter through and including the expiration of the Period, whether by acceleration or otherwise. All other terms and provisions of the Security Agreement and the Ancillary Agreements shall remain in full force and effect. For the avoidance of doubt, all proceeds applied by any Company in repayment of its obligations to Laurus hereunder and under the Security Agreement and the Ancillary Agreements shall be first applied as a repayment of the Third Overadvances unless otherwise agreed by Laurus. Once repaid, Third Overadvances may be reborrowed during the Period provided that the aggregate amount of all outstanding Third Overadvances shall not at any time exceed the Maximum Third Overadvance Limit.

The Companies hereby each acknowledge and agree that Laurus’ obligation to fund the Third Overadvances on the date hereof and each permitted reborrowing thereof after the date hereof (subject to the Maximum Third Overadvance Limit) shall, at the time of such making of such Third Overadvance or reborrowing, and immediately after giving effect thereto, be subject to the satisfaction of the following conditions (the “Third Overadvance Conditions”): (i) no Event of Default shall exist and be continuing as of such date; and (ii) all representations, warranties and covenants made by the Companies in connection with the Security Agreement and the Ancillary Agreements shall be true, correct and complete as of such date.

The Companies hereby agree and acknowledge that they shall, on a joint and several basis: (x) permanently and immediately repay in full all Third Overadvances upon expiration of the Period together with accrued interest and fees which remain unpaid in respect thereof and (y) immediately repay all Third Overadvances which are at any time in excess of the Maximum Third Overadvance Limit during the Period, together with accrued interest and fees which remain unpaid in respect thereof. The failure to make any required repayment of the Third Overadvances shall give rise to an immediate Event of Default.

In consideration of the foregoing, the receipt and sufficiency of which is hereby acknowledged, the Companies shall, on the date hereof, pay to Laurus Capital Management, LLC, the investment advisor of Laurus (“LCM”), a non-refundable servicing payment in an amount equal to $70,000. The foregoing payment is referred to herein as the “Servicing Payment.” The parties acknowledge that the Servicing Payment is a reasonable estimate of the expenses that LCM will incur in monitoring and servicing the Third Overadvances, and the Servicing Payment is intended to enable LCM to defray such expenses. Such payment shall be deemed fully earned on the date hereof and shall not be subject to rebate or proration for any reason.

2

The Parent understands that it has an affirmative obligation to make prompt public disclosure of material agreements and material amendments to such agreements. It is the Parent’s determination that this letter and the terms and provisions of this letter, (collectively, the “Information”) are material and will be disclosed in an 8-K filing to be filed by the Parent within four (4) days of the date hereof and in the form otherwise prescribed by the SEC. The Parent has had an opportunity to consult with counsel concerning this determination.

This letter may not be amended or waived except by an instrument in writing signed by each of the Companies and Laurus. This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof or thereof, as the case may be. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. This letter sets forth the entire agreement between the parties hereto as to the matters set forth herein and supersede all prior communications, written or oral, with respect to the matters herein.

This letter agreement shall for all purposes be deemed to be an Ancillary Agreement.

3

If the foregoing meets with the Companies’ approval please signify the Companies’ acceptance of the terms hereof by signing below.

LAURUS MASTER FUND, LTD.

By:	/s/ David Grin
Name:	David Grin
Title:	Director

AGREED AND ACCEPTED ON THE DATE HEREOF:

ACCENTIA BIOPHARMACEUTICALS, INC.

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E. O’Donnell, Jr., M.D.
Title:	Chairman and CEO

THE ANALYTICA GROUP, INC.

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E. O’Donnell, Jr., M.D.
Title:	Chairman

TEAMM PHARMACEUTICALS, INC.

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E. O’Donnell, Jr., M.D.
Title:	Chairman and CEO

EXHIBIT 10.2

This Amendment Agreement (the “Agreement”), dated as of August 31, 2007, is by and among Accentia Biopharmaceuticals, Inc., a Florida corporation (the “Company”) and the investors signatory hereto (each, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, pursuant to an agreement dated February 27, 2007 among the Company and the investors signatory thereto (the “Conversion Agreement”), certain holders of the Company’s Secured Convertible Debentures issued pursuant to that certain securities purchase agreement dated September 29, 2006 (the “September Debentures”), agreed to convert a portion of their September Debentures pursuant to the terms thereof;

WHEREAS, the Purchasers and the Company desire to amend the Conversion Agreement in accordance with the terms hereof;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Purchasers and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Conversion Agreement.

ARTICLE II

AMENDMENTS AND OTHER AGREEMENTS

Section 2.1 Amendment to Section 2.1 of the Conversion Agreement. Section 2.1 of the Conversion Agreement is hereby deleted in its entirety and replaced with the following:

“Conversion of Debentures Each Purchaser hereby agrees, severally and not jointly with the other Purchasers, to convert a portion of the original principal amount of such Purchaser’s September Debenture, in the individual amounts set forth on Schedule 2.1 attached hereto, over a nine month period, commencing on the date hereof and ending on November 30, 2007 (the “Conversion Period”), otherwise in accordance with the terms of the September Debentures. The Conversion Period set forth in this Section 2.1 shall be extended for the number of calendar days during such period in which (i) trading in the Common Stock is suspended by any Trading Market, or (ii) the Company’s registration statement on Form S-3, no. 333-138366 registering the resale of the shares of Common Stock underlying the September Debentures and Warrants (the “September Registration Statement”) is not effective or the prospectus included in such registration statement may not be used by the selling security holders named therein for the resale of the shares of Common Stock underlying the September Debentures and Warrants. By way of an example, if the prospectus included in the September Registration Statement is unavailable for 20 days prior to November 30, 2007, the Conversion Period would be extended to December 20, 2007. Notwithstanding the foregoing, a Purchaser shall not be required to convert such certain portion of its September Debenture to the extent that Section 4(c)(ii) of such debenture is violated by the resulting Common Stock issuance of such certain portion.”

Section 2.2 Waiver of Interest. Each Purchaser hereby agrees to waive interest on that portion of the principal amount of its September Debenture that it is agreeing to convert hereunder during period commencing on the date hereof through November 30, 2007 (the “Waiver Period”). For clarity and avoidance of doubt, the Purchasers are only waiving interest during the Waiver Period, and only on that portion of the principal amount of its September Debenture that it is agreeing to convert hereunder set forth under the heading “Remaining Principal Amount to be converted during the Conversion Period, as amended, as of August 31, 2007”on Schedule A hereto. Attached hereto as Schedule A next to the name of each Purchaser party hereto is (i) the original principal amount of such Purchaser’s September Debenture, (ii) the original principal amount subject to the Conversion Agreement and (iii) the remaining principal amount of the September Debenture to be converted by such Purchaser hereunder from the date hereof through November 30, 2007.

Section 2.3 Effect on September 2006 Purchase Agreement and February 2007 Purchase Agreement. Except as expressly set forth herein, all of the terms and conditions of the Transaction Documents shall continue in full force and effect after the execution of this Agreement, and shall not be in any way changed, modified or superseded by the terms set forth herein. This Agreement shall not constitute a novation or satisfaction and accord of any Transaction Document.

Section 2.4 Filing of Form 8-K. Within 1 Trading Day of the date hereof, the Company shall issue a Current Report on Form 8-K, reasonably acceptable to each Purchaser disclosing the material terms of the transactions contemplated hereby, which shall include this Agreement as an attachment thereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. The Company hereby make the representations and warranties set forth below to the Purchasers that as of the date of its execution of this Agreement:

(a) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its stockholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

Section 3.2 Representations and Warranties of the Purchasers. The Purchaser hereby makes the representations and warranties set forth below to the Company that as of the date of its execution of this Agreement:

(a) Due Authorization. Such Purchaser represents and warrants that (i) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (ii) this Agreement has been duly executed and delivered by such Purchaser and constitutes the valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be made in accordance with the provisions of the September 2006 Purchase Agreement.

Section 4.2 Survival. All warranties and representations (as of the date such warranties and representations were made) made herein or in any certificate or other instrument delivered by it or on its behalf under this Agreement shall be considered to have been relied upon by the parties hereto. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided however that no party may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other parties hereto.

Section 4.3 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

Section 4.4 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 4.5 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined pursuant to the Governing Law provision of the September 2006 Purchase Agreement.

Section 4.6 Entire Agreement. The Agreement, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 4.7 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 4.8 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser hereunder are several and not joint with the obligations of any other Purchasers hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Purchaser pursuant hereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

***********************

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

ACCENTIA BIOPHARMACEUTICALS, INC.

By:
Name:
Title:

[PURCHASER SIGNATURE PAGES TO ABPI

AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Purchaser:

SCHEDULE A

Name	Original Principal Amount of September Debenture	Original Amount Subject to Conversion Agreement	Remaining Principal Amount to be converted during the Conversion Period, as amended, as of August 31, 2007